DigiFox Corp

Financial Statements

December 31, 2020 and 2019



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

DIGIFOX CORP

Table of Contents

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REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholder
DigiFox Corp
Bradenton, Florida

Report on the Financial Statements

We have audited the accompanying financial statements of DigiFox Corp (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2020 and for the period from July 8, 2019 (inception) through December 31, 2019 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

> **Certified Public
Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digifox Corp as of December 31, 2020 and 2019, and the results of its operations and cash flows for the year ended December 31, 2020 and for the period from July 8, 2019 (inception) through December 31, 2019, in accordance with accounting principles generally accepted in the United States.

Keiter

January 11, 2022
Glen Allen, Virginia

DIGIFOX CORP

Balance Sheets
December 31, 2020 and 2019

Assets		2020		2019
Current assets:				
Cash	$	128,693	$	821
Digital assets		223,225		-
Software development costs, net		180,676		56,383
Total assets	$	532,594	$	57,204
Liabilities and Stockholder's Equity				
Total liabilities	$	-	$	-
Stockholder's equity:				
Common stock $0.00001 par value; 20,000,000 shares authorized; 8,500,000 shares issued and outstanding as of December 31, 2020 no shares issued and outstanding as of December 31, 2019		85		-
Additional paid-in capital		106,807		59,500
SAFEs - Future equity obligation		603,957		-
Accumulated deficit		(178,255)		(2,296)
Total stockholder's equity		532,594		57,204
Total liabilities and stockholder's equity	$	532,594	$	57,204

See accompanying notes to financial statements.

DIGIFOX CORP

Statements of Operations
Year Ended December 31, 2020 and for the period from
July 8, 2019 (inception) to December 31, 2019

	2020	2019
Revenue	$ 284,839	$ -
Cost of revenue	275,533	-
Gross profit	9,306	-
Operating expenses	189,800	2,296
Operating loss	(180,494)	(2,296)
Other income	4,535	-
Net loss	$ (175,959)	$ (2,296)

See accompanying notes to financial statements.

DIGIFOX CORP

Statements of Changes in Stockholder's Equity
Year Ended December 31, 2020 and for the period from
July 8, 2019 (inception) to December 31, 2019

	Common Stock	Additional Paid-in Capital	SAFE - Future Equity Obligation	Accumulated Deficit	Total
Balance, July 8, 2019	$ -	$ -	$ -	$ -	$ -
Capital contribution	-	59,500	-	-	59,500
Net loss	-	-	-	(2,296)	(2,296)
Balance, December 31, 2019	-	59,500	-	(2,296)	57,204
Issuance of stock	85	47,307	-	-	47,392
Issuance of SAFEs	-	-	652,926	-	652,926
Syndication costs	-	-	(48,969)	-	(48,969)
Net loss	-	-	-	(175,959)	(175,959)
Balance, December 31, 2020	$ 85	$ 106,807	$ 603,957	$ (178,255)	$ 532,594

See accompanying notes to financial statements.

Statements of Cash Flows
Year Ended December 31, 2020 and for the period from
July 8, 2019 (inception) to December 31, 2019

	2020	2019
Cash flows used in operating activities:		
Net loss	$ (175,959)	$ (2,296)
Adjustments to reconcile net loss to net cash from operating activities:		
Amortization	28,033	-
Net cash used in operating activities:	(147,926)	(2,296)
Cash flows from investing activities:		
Payments for cryptocurrencies	(223,225)	-
Payments for software development costs	(152,326)	(56,383)
Net cash used in investing activities	(375,551)	(56,383)
Cash flows from financing activities:		
Capital contribution	-	59,500
Proceeds from issuance of SAFEs	652,926	-
Payments for syndication costs	(48,969)	-
Proceeds from issuance of stock	47,392	-
Net cash provided by financing activities	651,349	59,500
Net change in cash	127,872	821
Cash, beginning of period	821	-
Cash, end of period	$ 128,693	$ 821

See accompanying notes to financial statements.

DIGIFOX CORP

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Digifox Corp (the "Company") was incorporated under the laws of the State of Delaware. The Company was founded on July 8, 2019 for the purpose of creating one platform to manage all personal financial needs.

Management's Plans: The Company's updated strategic plan for 2021 and beyond is to raise funds through crowdfunding that will support revenue growth and profitability of its operations. These objectives will be attained by a focused and strategic sales and marketing plan as well as continuing to develop and advance its technologies through the addition of new features to differentiate its services from those of competitors and maintain its competitive advantage. The Company believes that by raising capital, it will enable it to effectively execute these goals and continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in one financial institution with balances that periodically exceed federally insured limits.

Software Development Costs: The Company follows the guidance set forth in ASC 350-40 Intangibles-Goodwill and Other: Internal-Use Software in accounting for the development of its platform. In accordance with the guidance, development costs incurred during the application development stage are capitalized as incurred. As of December 31, 2020, and 2019, the Company had $208,709 and $56,383 of gross capitalized software development costs, respectively. Accumulated amortization and amortization expense for developed software placed into service was $28,033 as of and for the year ended December 31, 2020. The capitalized software development costs were not placed in service during 2019 and therefore no amortization expense was recorded for 2019. Future amortization is expected to be as follows: 2021 - $69,569; 2022 - $69,569; and 2023 - $41,538. Additional amortization expense will be recognized as software is placed into service.

Advertising Costs: The Company expenses advertising costs as incurred. Advertising expense was $1,917 for 2020. There were no advertising costs for 2019.

1.   **Summary of Significant Accounting Policies, Continued:**

Revenue Recognition: The Company records revenue in accordance with ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services.

The Company has one primary source of revenue which is a transaction fee for each time a customer completes a transaction within the Company's platform. These contracts consist of a single performance obligation and the Company's fee revenue is recognized at the time of the transaction.

Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected at the time of the transaction.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

1. **Summary of Significant Accounting Policies, Continued:**

   Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 2 for discussion of fair value measurements.

   Subsequent Events: Management has evaluated subsequent events through January 11, 2022, the date the financial statements were available for issuance, and has determined there are no subsequent events to be reported in the accompanying financial statements.

2. **Digital Assets:**

   The Company accounts for its digital assets as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other. The Company's digital assets are initially recorded at cost. Subsequently, they are measured at cost, net of any impairment losses incurred since acquisition.

   As of December 31, 2020, the carrying value of the Company's cryptocurrencies was approximately $223,225. The carrying value represents the lowest fair value (based on Level 1 inputs in the fair value hierarchy) of the cryptocurrencies at any time since their acquisition. Therefore, these fair value measurements were made during the period from their acquisition through December 31, 2020. The Company acquired its cryptocurrencies during 2020 and did not sell any of its cryptocurrencies during 2020. There was no impairment loss recorded during 2020.

3. **Stockholder's Equity:**

   Pursuant to the Company's amended articles of incorporation, the Company is authorized to issue 20,000,000 shares of common stock, with a par value of $0.00001. The Company has issued and outstanding 8,500,000 shares of common stock at December 31, 2020. There were no shares of common stock issued and outstanding at December 31, 2019. The holder of each share of stock is entitled to one vote.

4. **SAFE – Future Equity Obligation:**

   The Company has various Simple Agreements for Future Equity ("SAFE") outstanding for a total amount of $652,926 at December 31, 2020. The SAFEs do not bear interest and will convert upon any of the following events: equity financing, liquidity event, dissolution or termination of the SAFE which will occur if any of the previous events take place or the SAFE is settled by the Company in stock or payment of amounts due as defined in the agreement. The full principal balance of the SAFEs was outstanding at December 31, 2020.

5. **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $176,000 at December 31, 2020, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.